Filed by TECO Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934

Subject Company: TECO Energy, Inc.
Commission File No. 001 — 8180

TECO Energy, Inc.
Registration Statement on Form S-4
Registration No. 333 — 117701

The following press release was issued on August 25, 2004 by TECO Energy, Inc.:

FOR IMMEDIATE RELEASE

TECO ENERGY ANNOUNCES RESULTS OF EARLY SETTLEMENT OFFER
FOR ITS 9.5% ADJUSTABLE CONVERSION-RATE
EQUITY SECURITY UNITS

Tampa, August 25, 2004 – TECO Energy, Inc. (NYSE: TE) today announced the final results of its offer to exchange up to 17,865,000 of its equity security units (units). TECO Energy is exchanging the units for 0.9509 shares of TECO Energy common stock plus $1.39 in cash for each validly tendered and accepted normal unit. The early settlement offer for the units expired at 12:00 midnight, New York City time, on August 24, 2004.

TECO Energy has been advised by the exchange agent that approximately 10,756,073 units, or about 60.2 percent of the 17,865,000 units, had been tendered as of the expiration of the exchange offer, all of which were accepted for exchange by TECO Energy. In accordance with the terms of the offer, TECO Energy will exchange approximately 10,227,746 shares of its common stock and $14.9 million of cash, including cash paid in lieu of fractional shares, for the tendered units. The consideration for the accepted units will be delivered promptly to tendering holders by the exchange agent. After the acceptance of the early settlement offer, approximately 7,208,927 units will remain outstanding.

Merrill Lynch & Co. and J.P. Morgan Securities Inc. are acting as co-lead dealer managers, Morrow & Co. is the information agent and the Bank of New York is the exchange agent for the offer. Additional information regarding the exchange offer, including answers to questions regarding the payment of the exchange consideration, may be obtained at no charge from the information agent at 800-607-0088 (toll-free) (banks and brokerage firms please call 800-654-2468 (toll-free)) or Merrill Lynch at 888-654-8637 (toll-free) or JPMorgan at 800-261-5767 (toll free).

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This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of TECO Energy common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

TECO Energy, Inc. (NYSE: TE) is an integrated energy-related holding company with core businesses in the utility sector, complemented by a family of unregulated businesses. Its principal subsidiary, Tampa Electric Company, is a regulated utility with both electric and gas divisions (Tampa Electric and Peoples Gas System). Other subsidiaries are engaged in waterborne transportation, coal and synthetic fuel production and independent power.

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Additional information related to the company and its operations is available at TECO Energy’s web site at www.tecoenergy.com.

Contact:	News Media: Laura Plumb — (813) 228-1572 Investor Relations: Mark Kane – (813) 228-1772 Internet: http://www.tecoenergy.com